

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

October 17, 2007

Mr. Collin F. Visaggio
Chief Financial Officer
Suite 2, Level 2
Orchid Plaza, 79-88 Abbott Street
Cairns, QLD 4870, Australia

>**Re: InterOil Corporation
>Form 40-F for Fiscal Year Ended December 31, 2006
>Filed March 30, 2007
>Response Letter Dated October 3, 2007
>File No. 1-32179**

Dear Mr. Visaggio:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2006

General

1.   Please submit your letters of correspondence with us dated May 7, 2007, July 30, 2007, and October 3, 2007 on EDGAR at your earliest convenience.

Financial Statements

Note 2 – Significant Accounting Policies, page 11

(a) Basis of preparation

Restatement of Consolidated financial statements

2.   We have read the revisions you have proposed in your October 3, 2007 response material and have the following observations. Please further modify your explanations and other disclosures throughout the filing to address each of these points.

    (a)   We note that you refer to the restated accounting policy for the indirect participation interests in the drilling program as an "alternate" model or treatment. As this implies you are choosing among other acceptable methods, please replace all such references with terminology that more precisely indicates the relationship between your prior and restated policies (e.g. "appropriate" model or treatment).

    (b)   Please deemphasize the description of your prior accounting in your Management's Report and elsewhere outside of the Restatement section of Note 2. You may refer readers to the financial statements for more details of the differences between your prior and restated accounting methodologies.

    (c)   Modify all disclosures similar to that in the second paragraph on page 2 of your Management's Report and the first paragraph on page 12 of this Note, to clarify that it was your view or belief that the conversion option would "…only be exercised if all the wells were dry and abandoned," if true, rather than present this as a contractual fact. Similarly, any discussion of transaction costs which you apply against the non-financial liability, indicating these are "borne by the investors," does not seem to be supported by the IPI agreement. We understand these are costs you have incurred, not the investors. Tell us how the amendment which you refer to on page 2 of your Management's Report serves to make these costs "part of the overall drilling program," and submit the amendment.

    (d)   You discuss the change in accounting for the conversion feature in the third paragraph on page 2 and the first paragraph on page 3 of your Management's Report, and in the second paragraph on page 12 of this Note, indicating that your change is being made to address concerns of the

SEC staff. You also state in the preceding paragraph that you had used "an appropriate valuation model" for the conversion option, prior to the restatement.

The reason we believe you are correcting the accounting for the conversion option is that your prior valuation was *not appropriate*, and because you are unable to prepare a reliable estimate of fair value, which would take into account all of the various scenarios in which the values of both the drilling program interests and common shares could change, which would be necessary to arrive at fair value.

Accordingly, please replace all disclosures suggesting you are restating to alleviate concerns of the SEC with a meaningful explanation of the basis for the restated approach. As we understand that you are in agreement with the revisions being presented, this should be clear throughout the filing.

On a related point, any discussion indicating that you are precluded from bifurcating the derivative under U.S. GAAP should be modified to clarify that you have *opted* to utilize the scope exception in SFAS 133.

(e)   Please add a tabular presentation under this Note, reconciling the *as previously reported* to the *restated* amounts for each line item in your financial statements, where material corrections are being made, for each period presented. We expect this would include separate reconciling items for each principal element impacting the various accounts, with footnotes showing correlation with your textual disclosure, where you include details of how your prior accounting compares to the restated accounting. If you opt to show a single adjustment in the table for each line item, ensure that the textual disclosure associated with each corresponding footnote reference appearing in the table specifies the dollar amount of each element summing to the total adjustment depicted.

(f)   When describing your restated accounting for expenditures of the drilling program in the second to last paragraph on page 12, please contrast this with your prior methodology in which expenses were offset directly against the non-financial liability account and not reported in the Statements of Operations at all.

(g)   Your discussion about the conveyance accounting that would be applied, appearing in the first paragraph of page 4 in your Management's Report, and in the second paragraph on page 13 under this Note, requires further clarification. Presently you state that under conveyance, "…accounting will be applied as if conveyance occurred on day one…[with recovery of] all costs relating to G&G and exploration impairment, earlier taken to consolidated statement of income…." You also state that certain amounts capitalized "…will be offset against the non-financial liability when the conveyance is triggered."

We do not believe the policy is appropriately characterized as a hypothetical application, or one that is intended to recover costs previously expensed. We had understood you would be applying conveyance accounting when an investor looses the option to receive shares instead of an interest in the drilling program. And we had expected the policy would clarify that a drilling program interest was being sold at that point in time, whereas the accounting would entail both a determination of proceeds associated with the interest conveyed, and your cost of that interest represented in the property account on the balance sheet.

The proceeds should be determined as that portion of the initial funding which would no longer be convertible into shares as a result of the conveyance, using the $37.50 per share conversion price; the non-financial liability should be relieved by this amount when and if conveyance occurs. The cost of the interest conveyed would be determined by applying the percentage interest secured by the investor, no longer subject to the possibility of relinquishment, to the costs capitalized for the initial drilling program (provided this results in an apportionment based on the relative fair values of the ownership interests); the property account would be reduced by this figure to reflect the sale of the drilling program interest.

The handling of the difference between proceeds and capitalized costs applicable to the interest conveyed depends on whether you have at that point established proven reserves and whether you have assessed the property individually for impairment, following the guidance in paragraphs 47(h) and 47(j) of SFAS 19.

After having established reserves, or before doing so if you have assessed the property individually for impairment, the property account would be relieved for the cost, and any difference would be recognized as gain or loss in your statement of operations. If you have not established reserves and have not assessed the property individually for impairment, any gain that would otherwise result would need to be recorded against the property account, and only recognized in the statement of operations to the extent that it exceeds amounts capitalized.

(h)   Please obtain and submit the draft audit opinion, including explanatory language addressing the corrections, with your next reply. Please also submit the changes you intend to make to your disclosures about internal controls over financial reporting and conclusions about effectiveness.

(i)   Your summary of the IPI agreement in Appendix 1 indicates the investors had been assigned ownership in the eight exploration wells "…in exchange for funding 100% of the estimated project costs;" and have assigned you as an agent to manage and drill the wells and to pay projects costs on their behalf. We do not believe this characterization fairly represents the actual terms of the IPI agreement. Please revise all disclosures of this sort as necessary to state the terms of the arrangement from a factual standpoint, rather than expressing views of how individual aspects of the arrangement might be interpreted in isolation.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief